Exhibit 99.1

Ardagh Group S.A. – Third Quarter 2018 Results

Ardagh Group S.A. (NYSE: ARD) today announced its financial results for the third quarter ended September 30, 2018.

	Three months ended September 30,		Change
	2018	2017
	($m except per share data)
Revenue	2,390	2,319	3%
Adjusted EBITDA [1]	400	440	(9%)
Adjusted earnings per share [1]	0.52	0.57	(9%)

Dividend per share declared [2]	0.14	0.14

Paul Coulson, Chairman and Chief Executive, said “In a period marked by high levels of cost inflation,  third quarter earnings reflected strong growth in Metal Packaging Americas, with all parts of that business performing very well. In Europe, we recorded good growth in glass packaging during the quarter, while our metal packaging business was adversely impacted by a weak food harvest. In Glass Packaging North America, our footprint adjustments and other initiatives to rebuild profitability continued against a challenging market backdrop. We remain focused on cash generation and de-leveraging over the final quarter and into 2019.”

•	Revenue of $2,390 million increased by 3%;
•	Adjusted EBITDA of $400 million, declined by 9%;
•	Beverage can integration completed, with global volume/mix growth of 4% in the quarter;
•	Continued growth in glass container volume/mix in Europe;
•	Earnings per share of $0.03 (2017: $0.26);
•	Adjusted earnings per share of $0.52 (2017: $0.57);
•	Quarterly cash dividend of $0.14 per common share, payable on November 30, 2018;
•	2018 outlook: Full year Adjusted EBITDA of approximately $1,450 - $1,475 million, with Adjusted free cash flow of approximately $475 million[3] and Adjusted earnings per share of $1.60 – $1.70.

1. For a reconciliation to the most comparable GAAP measures, see page 11.

2. Payable on November 30, 2018 to shareholders of record on November  16, 2018.

3. Before short payback capex projects.

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Exhibit 99.1

Summary Financial Information

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in $ millions, except EPS, ratios and percentages)
Revenue	2,390	2,319	6,961	6,491
Profit for the period	7	61	50	30
Adjusted profit for the period [4]	123	135	322	337
Adjusted EBITDA [4]	400	440	1,140	1,173
Adjusted EBITDA margin	16.7%	19.0%	16.4%	18.1%
Earnings per share ($)	0.03	0.26	0.21	0.13
Adjusted earnings per share ($) [4]	0.52	0.57	1.36	1.48

Cash generated from operations	385	498	717	951
Operating cash flow [4]	300	400	355	667
Adjusted free cash flow [4]	210	296	11	292

	At September 30,	At December 31,
	2018	2017
	$m	$m
Net debt [5]	7,858	7,825
Cash and available liquidity	934	1,598
Net debt to LTM Adjusted EBITDA	5.3x	5.2x

4. For a reconciliation to the most comparable GAAP measures, see page 11.

5. Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.

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Exhibit 99.1

Financial Performance Review

Bridge of 2017 to 2018 Revenue and Adjusted EBITDA

Three months ended September 30, 2018

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2017	943	513	417	446	2,319
Organic	28	74	6	(13)	95
IFRS 15	(19)	(2)	—	—	(21)
FX translation	—	—	(3)	—	(3)
Revenue 2018	952	585	420	433	2,390

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2017	181	75	104	80	440
Organic	(28)	5	—	(13)	(36)
IFRS 15	(2)	(1)	—	—	(3)
FX translation	—	—	(1)	—	(1)
Adjusted EBITDA 2018	151	79	103	67	400

Adjusted EBITDA 2018 margin	15.9%	13.5%	24.5%	15.5%	16.7%
Adjusted EBITDA 2017 margin	19.2%	14.6%	24.9%	17.9%	19.0%

Nine months ended September 30, 2018

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2017	2,534	1,419	1,157	1,381	6,491
Organic	67	228	1	(77)	219
IFRS 15	(21)	8	—	—	(13)
FX translation	186	—	78	—	264
Revenue 2018	2,766	1,655	1,236	1,304	6,961

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2017	439	197	260	277	1,173
Organic	(24)	17	(1)	(69)	(77)
IFRS 15	(2)	2	—	—	—
FX translation	29	—	15	—	44
Adjusted EBITDA 2018	442	216	274	208	1,140

Adjusted EBITDA 2018 margin	16.0%	13.1%	22.2%	16.0%	16.4%
Adjusted EBITDA 2017 margin	17.3%	13.9%	22.5%	20.1%	18.1%

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Exhibit 99.1

Group

Revenue of $2,390 million for the quarter ended September 30, 2018 represented an increase of 3%,  compared with the same period last year. The increase in revenue reflected the pass through of increased input costs and favorable volume/mix growth of 1%, partly offset by IFRS 15 effects.  Third quarter Adjusted EBITDA of $400 million decreased by 9%, compared with the same period last year. Strong growth in Metal Packaging Americas and continued strength in Glass Packaging Europe were offset by lower earnings in Glass Packaging North America and Metal Packaging Europe.

Metal Packaging Europe

Revenue of $952 million increased by 1% in the three-month period ended September 30, 2018, compared with the same period last year. The increase principally reflected the pass through of higher input costs and marginally favorable volume/mix growth, partly offset by IFRS 15 effects. Adjusted EBITDA for the quarter of $151 million decreased by 17%, compared with same period last year. This decrease reflected a weak food harvest as well as increased costs compared with the third quarter of 2017, which included a pension-related credit of $10 million.

Metal Packaging Americas

Revenue increased by 14%  to $585 million in the third quarter of 2018,  compared with the same period last year. The increase was attributable to favorable volume/mix effects and the pass through of higher input costs. Adjusted EBITDA of $79 million increased by 5% compared with the same period last year, reflecting favorable volume/mix effects and ongoing cost reductions, partly offset by higher input costs.

Glass Packaging Europe

Revenue of $420 million increased by 1% at constant currency rates, in the three-month period ended September 30, 2018, compared with the same period last year. Revenue growth principally reflected favorable glass packaging volume/mix effects and the pass through of higher input costs, partly offset by lower glass engineering activity. Adjusted EBITDA for the quarter of $103 million was unchanged at constant exchange rates, compared with the same period last year.

Glass Packaging North America

Revenue decreased by 3% to $433 million in the third quarter, compared with the same period last year, principally reflecting lower volumes. Adjusted EBITDA decreased by 16% to $67 million in the third quarter,  compared with the same period in 2017, mainly as a result of lower volume/mix effects,  as well as higher freight and logistics costs and the cost of planned production downtime.

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Exhibit 99.1

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its third quarter 2018 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on October  25, 2018. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.on24.com/wcc/r/1840498-1/CC2D10652294994A59A5E3AB65C199E6

Conference call dial in:

United States: 1866 928 7517
International: +44 20 3139 4830

Participant pin code: 52524482#

Slides and quarterly report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

Third quarter results for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, are available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates over 100 facilities in 22 countries across 5 continents, employing approximately 23,000 people and has global sales of approximately $8.6 billion.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Exhibit 99.1

Consolidated Interim Financial Statements

Consolidated Interim Income Statement

	Unaudited			Unaudited, re-presented (i)
	Three months ended September 30, 2018			Three months ended September 30, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	2,390	—	2,390	2,319	—	2,319
Cost of sales	(1,999)	(45)	(2,044)	(1,897)	(7)	(1,904)
Gross profit/(loss)	391	(45)	346	422	(7)	415
Sales, general and administration expenses	(101)	(2)	(103)	(94)	(12)	(106)
Intangible amortization	(66)	—	(66)	(65)	—	(65)
Operating profit/(loss)	224	(47)	177	263	(19)	244
Net finance expense	(128)	(20)	(148)	(138)	—	(138)
Profit/(loss) before tax	96	(67)	29	125	(19)	106
Income tax (charge)/credit	(32)	10	(22)	(48)	3	(45)
Profit/(loss) for the period	64	(57)	7	77	(16)	61

Profit attributable to:
Equity holders			7			61
Non‑controlling interests			—			—
Profit for the period			7			61

Earnings per share:
Basic earnings for the period attributable to equity holders			$0.03			$0.26

(i)

The consolidated interim income statement for the three months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Interim Income Statement

	Unaudited			Unaudited, re-presented (ii)
	Nine months ended September 30, 2018			Nine months ended September 30, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	6,961	—	6,961	6,491	—	6,491
Cost of sales	(5,839)	(110)	(5,949)	(5,323)	(16)	(5,339)
Gross profit/(loss)	1,122	(110)	1,012	1,168	(16)	1,152
Sales, general and administration expenses	(318)	(12)	(330)	(306)	(31)	(337)
Intangible amortization	(200)	—	(200)	(197)	—	(197)
Operating profit/(loss)	604	(122)	482	665	(47)	618
Net finance expense	(357)	(20)	(377)	(386)	(132)	(518)
Profit/(loss) before tax	247	(142)	105	279	(179)	100
Income tax (charge)/credit	(80)	25	(55)	(105)	35	(70)
Profit/(loss) for the period	167	(117)	50	174	(144)	30

Profit attributable to:
Equity holders			50			30
Non‑controlling interests			—			—
Profit for the period			50			30

Earnings per share:
Basic earnings for the period attributable to equity holders			$0.21			$0.13

(ii)

The consolidated interim income statement for the nine months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Interim Statement of Financial Position

	Unaudited	Audited
	At September 30,	At December 31,
	2018	2017
	$m	$m
		Re-presented (iii)
Non-current assets
Intangible assets	3,863	4,104
Property, plant and equipment	3,311	3,368
Derivative financial instruments	3	7
Deferred tax assets	209	221
Other non-current assets	24	25
	7,410	7,725
Current assets
Inventories	1,268	1,353
Trade and other receivables	1,506	1,274
Contract asset	151	—
Derivative financial instruments	9	16
Cash and cash equivalents	409	784
	3,343	3,427
TOTAL ASSETS	10,753	11,152
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,290
Capital contribution	485	485
Other reserves	22	(21)
Retained earnings	(3,098)	(3,152)
	(1,276)	(1,375)
Non-controlling interests	1	1
TOTAL EQUITY	(1,275)	(1,374)
Non-current liabilities
Borrowings	7,779	8,306
Employee benefit obligations	872	997
Derivative financial instruments	170	301
Deferred tax liabilities	551	583
Related party borrowings	—	—
Provisions	39	44
	9,411	10,231
Current liabilities
Borrowings	298	2
Interest payable	107	71
Derivative financial instruments	28	2
Trade and other payables	1,930	1,988
Income tax payable	160	162
Provisions	94	70
	2,617	2,295
TOTAL LIABILITIES	12,028	12,526
TOTAL EQUITY and LIABILITIES	10,753	11,152

(iii)	The consolidated statement of financial position at December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Interim Statement of Cash Flows

	Unaudited		Unaudited
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
		Re-presented (iv)		Re-presented (iv)
Cash flows from operating activities
Cash generated from operations	385	498	717	951
Interest paid	(74)	(83)	(281)	(312)
Income tax paid	(18)	(21)	(65)	(65)
Net cash generated from operating activities	293	394	371	574

Cash flows from investing activities
Purchase of property, plant and equipment	(107)	(107)	(413)	(325)
Purchase of software and other intangibles	(9)	(5)	(24)	(11)
Proceeds from disposal of property, plant and equipment	1	1	5	2
Net cash used in investing activities	(115)	(111)	(432)	(334)

Cash flows from financing activities
Repayment of borrowings	(440)	(484)	(442)	(4,397)
Proceeds from borrowings	295	—	295	3,742
Dividends paid	(33)	(33)	(99)	(133)
Consideration (paid)/received on termination of derivative financial instruments	(44)	—	(44)	46
Deferred debt issue costs paid	—	(3)	(5)	(26)
Finance lease payments	(1)	—	(3)	—
Net (costs)/proceeds from share issuance	—	(3)	—	327
Early redemption premium paid	(7)	(10)	(7)	(91)
Net cash outflow from financing activities	(230)	(533)	(305)	(532)

Net decrease in cash and cash equivalents	(52)	(250)	(366)	(292)
Cash and cash equivalents at the beginning of the period	465	823	784	813
Exchange (losses)/gains on cash and cash equivalents	(4)	10	(9)	61
Cash and cash equivalents at the end of the period	409	583	409	582

`

(iv)

The consolidated interim statement of cash flows for the three and nine months ended September 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Financial assets and liabilities

At September 30, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	868	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	509	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	522	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,671	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	868	—
Global Asset Based Loan Facility	USD	809	07-Dec-22	Revolving	285	285	524
Finance Lease Obligations	USD/GBP/EUR			Amortizing	36	36	—
Other borrowings/credit lines	EUR	11	Rolling	Amortizing	11	12	1
Total borrowings / undrawn facilities						8,136	525
Deferred debt issue costs and bond premium						(59)	—
Net borrowings / undrawn facilities						8,077	525
Cash and cash equivalents						(409)	409
Derivative financial instruments used to hedge foreign currency and interest rate risk						190	—
Net debt / available liquidity						7,858	934

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Exhibit 99.1

Reconciliation of profit for the period to Adjusted profit

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Profit for the period	7	61	50	30
Total exceptional items [6]	67	19	142	179
Tax credit associated with exceptional items	(10)	(3)	(25)	(35)
Intangible amortization	66	65	200	197
Tax credit associated with intangible amortization	(15)	(19)	(45)	(56)
Loss on derivative financial instruments	8	12	—	22
Adjusted profit for the period	123	135	322	337

Weighted average common shares	236.3	236.3	236.3	227.3

Earnings per share ($)	0.03	0.26	0.21	0.13

Adjusted earnings per share ($)	0.52	0.57	1.36	1.48

Reconciliation of profit for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Profit for the period	7	61	50	30
Income tax charge	22	45	55	70
Net finance expense	148	138	377	518
Depreciation and amortization	176	177	536	508
Exceptional operating items	47	19	122	47
Adjusted EBITDA	400	440	1,140	1,173
Movement in working capital	23	72	(327)	(166)
Transaction-related, start-up and other exceptional costs paid	(30)	(13)	(70)	(50)
Exceptional restructuring paid	(8)	(1)	(26)	(6)
Cash generated from operations	385	498	717	951
Transaction-related, start-up and other exceptional costs paid	30	13	70	50
Capital expenditure	(115)	(111)	(432)	(334)
Operating cash flow	300	400	355	667
Interest [7]	(72)	(83)	(279)	(310)
Income tax paid	(18)	(21)	(65)	(65)
Adjusted free cash flow	210	296	11	292

6. Total exceptional items before tax for the three months ended September 30, 2018 of $67 million include $45 million related to the Group’s capacity realignment programs comprising start-up related costs ($25 million), restructuring costs ($11 million) and property, plant and equipment impairment charges ($9 million).  These costs were incurred in Glass Packaging North America ($34 million), Glass Packaging Europe ($5 million) and Metal Packaging Europe ($6 million). Total exceptional items for the three months ended September 30, 2018 also include $2 million of integration and transaction-related costs and $20 million debt refinancing and settlement costs.

Total exceptional items before tax for the nine months ended September 30, 2018 of $142 million include $110 million related to the Group’s capacity realignment programs, comprising start-up related costs ($39 million), restructuring costs ($57 million) and property, plant and equipment impairment charges ($14 million).  These costs were incurred in Glass Packaging North America ($69 million), Glass Packaging Europe ($5 million), Metal Packaging Europe ($22 million) and Metal Packaging Americas ($14 million). Total exceptional items for the nine months ended September 30, 2018 also include $12 million of integration and transaction-related costs and $20 million debt refinancing and settlement costs.

7. Interest paid in the three and nine months ended September 30, 2018, excludes $2 million in respect of the redemption in July 2018, of the Group’s $440 million 6.000% Senior Notes due 2021,  related to the interest from the date the Notes were called for redemption to the redemption date. Interest paid in the nine months ended September 30, 2017, excludes $2 million of interest paid in lieu of notice, relating to the 6.750% Senior Notes due 2021, redeemed in April 2017.

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Exhibit 99.1

www.ardaghgroup.com

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